Northern Dynasty Calls on EPA to Substantially Expand and Extend Role of
Independent Experts Assembled to Review ‘Bristol Bay Watershed Assessment’

June 28, 2012, Vancouver, BC -- Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; NYSE Amex: NAK) has responded to the U.S. Environmental Protection Agency’s (EPA) call for public comment on the draft charge it has provided to peer reviewers assembled to assess the quality and sufficiency of scientific information presented in the federal agency’s recently published draft Bristol Bay Watershed Assessment (BBWA) report – entitled An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska.

In its June 26, 2012 submission, Northern Dynasty said the EPA’s draft charge to peer reviewers is artificially narrow and will prohibit the 12 independent experts from fully assessing whether the scope, methodology, underlying assumptions, data sources and analysis presented in the draft report are adequate to achieve the BBWA’s stated purpose. The draft charge even prohibits peer reviewers from commenting on certain findings in the report by providing a series of restrictive questions that EPA asserts are “designed to focus reviewers on specific aspects of the report.” “While officials from the EPA Region 10 office in Seattle have regularly claimed that the Bristol Bay Watershed Assessment is not ‘about the Pebble Project’, any serious or casual reader of the report or the voluminous media coverage it has generated will know this is patently untrue,” said Northern Dynasty President & CEO Ron Thiessen. “We should all be very clear – this report is seeking to pass judgment on the development potential of America’s single greatest resource of copper, gold and molybdenum before any mine plan has been prepared or any permit application filed.

“It is Northern Dynasty’s view that EPA Region 10’s draft BBWA is a fundamentally flawed document that is premature, rushed, omits key sources of scientific data, incorporates out of date and inapplicable information, and distorts other data to arrive at conclusions that are simply not supported in science. When you consider the global significance of the mineral resource at question here, and its strategic and economic value to the nation and the State of Alaska, it is absolutely unconscionable that EPA would continue to rush this process to meet a politically inspired deadline, and to restrict the ability of independent expert scientists to conduct a full and thorough review.” Thiessen called on EPA Region 10 to substantially expand the mandate provided to the 12 peer reviewers assembled to assess the draft Bristol Bay Watershed Assessment report published May 18, 2012, and to extend the timeframe provided for their work. He noted that EPA Region 10 has designed the BBWA process so that the public comment and peer review periods overlap, such that peer reviewers are unlikely to have a full opportunity to review and consider concerns raised by Pebble Project proponents, Alaska Native groups, the State of Alaska or others.

“Perhaps the most troubling aspect of EPA Region 10’s actions with regard to the Bristol Bay Watershed Assessment is its insistence that the process must be complete before Americans go to the polls in November,” Thiessen said. “What is the rationale for that deadline? What is the rush? Why is this assessment being conducted before a detailed mine proposal has been presented? Why have critical data sources been overlooked? Why has the EPA not conducted any field investigations to inform its science? Why is the peer review process overlapping public review?

“Our concern is that the premature, rushed and under-informed nature of this investigation will lead to a scientifically indefensible outcome. Pebble is simply too important a resource to be subject to the whims of political rather than objective, science-based decision-making.” Concerns about EPA Region 10’s proposed charge to peer reviewers of the draft Bristol Bay Watershed Assessment report presented in Northern Dynasty’s submission include:

  The draft charge is too narrow and prohibits peer reviewers from fully assessing whether the scope, methodology, underlying assumptions, data sources and analysis presented in the draft report are adequate to achieve the BBWA’s stated purpose.

  As an example, peer reviewers would be forbidden from questioning why the BBWA does not consider any positive effects of mine development, despite the significant socio-economic challenges facing the Bristol Bay region and its rapidly declining Native population. Peer reviewers would also be forbidden from assessing whether the draft BBWA report findings might be different if the EPA had considered actual environmental performance at similar mines in Alaska and Canada that operate in areas with significant salmon fisheries, rather than merely modelling such effects.

  The draft charge does not permit peer reviewers to assess whether the data and analysis that the EPA has used as the basis for its draft BBWA report are sufficient or reliable, and instead asks them to focus only on selected conclusions that have been drawn from this selective data.

  As an example, peer reviewers would be forbidden from questioning why the draft BBWA report does not consider all of the data and analysis on baseline environmental and social conditions in the study region provided by the Pebble Limited Partnership (PLP) as part of its Environmental Baseline Document (EBD) – a 27,000 page volume that summarizes studies undertaken over a period of eight years and at a cost of some $150 million. The Pebble EBD is the most exhaustive data source available to the EPA, and yet it has been largely overlooked.
  Based on this and other important data omissions and inappropriate uses, it is Northern Dynasty’s view that peer reviewers should be charged to determine whether the BBWA satisfies all relevant federal standards for scientific studies undertaken in the public interest – including the US Data Quality Act and the EPA’s own guidelines on information quality, and for ecological risk and watershed assessments.

  The draft charge should direct peer reviewers to confirm that key assumptions underlying the draft BBWA report are clear and reasonable.

  As examples, the draft BBWA report claims to have assessed “good” mining practices but provides little explanation of what ‘good’ mining practices entail or why it has failed to consider ‘best’ mining practices. The draft report fails to explain what mine design, pollution control and mitigation strategies are assumed. It fails to present or provide a rationale and justification of its assumptions about the chemical composition of various mine materials (e.g. mineral concentrate, tailings, tailings water, waste rock, discharge water). It fails to explain why the performance of temporary logging roads built under 40-year-old standards are assumed to predict the performance of permanent all-season industrial roads built to modern standards. It fails to explain why full mitigation for salmon in the no failure scenario still results in the net adverse impacts described.
  In the absence of understanding what assumptions have been made and the rationale for those assumptions, peer reviewers will not be able to determine whether the findings of the draft BBWA report are accurate or reasonable.

  The draft charge does not address whether it’s reasonable for the EPA to focus on a single hypothetical project (Pebble) to assess the overall impacts of hard rock mining in a vast region.

  Peer reviewers are not permitted to investigate whether mineral development projects in different locations within the Bristol Bay watersheds, or those seeking to develop different types of mineral deposits, might have different impacts. Nor are peer reviewers permitted to assess the accuracy or completeness of the information upon which the EPA has built its hypothetical mine plan.

  The draft charge should direct peer reviewers to comment on whether the EPA has fulfilled its mandate to provide an ecosystem-based assessment of the potential effects of mine development on Bristol Bay salmon resources.

  For example, peer reviewers should be permitted to enquire why seven of the nine watersheds that comprise the Bristol Bay fishery are excluded from the assessment. They should be permitted to enquire whether the draft report has comprehensively assessed the potential effect of mineral development on Bristol Bay commercial, subsistence and sport-fisheries (rather than focusing on specific fish in specific water courses). Peer reviewers should also be permitted to determine whether the draft BBWA report has considered wetland and fisheries mitigation requirements under US law, which often require compensation for localized project effects by enhancing resource values at the ecosystem level (often at a multiple to the resources affected).

“EPA Region 10 has placed unacceptably narrow boundaries on the questions that peer reviewers can ask and the investigations they can undertake,” Thiessen said. “These experts are also constrained by time and the limitation of conducting their review prior to receiving public comment on the draft BBWA report.”

Thiessen said the fisheries and mineral resources of southwest Alaska are too important for the state and the nation to allow a premature, rushed and flawed scientific study to determine their future: “We encourage the EPA to slow this process down to allow good scientific practices to rule the day – including provision for a robust peer review process. Alternatively, the Bristol Bay Watershed Assessment should be abandoned, and the Pebble Project should, when ready, proceed to be comprehensively reviewed by federal and state regulatory agencies under the National Environmental Policy Act (NEPA), like every other significant resource development project in the country.”

About the Pebble Project

The Pebble Project is an initiative of PLP to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine. The project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

The Pebble Project consists of the Pebble deposit, surrounding mineral claims and a stream of financing being provided by Northern Dynasty's project partner Anglo American US (Pebble) LLC. The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Both Northern Dynasty and Anglo American have equal ownership and direction of the Pebble Partnership.

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to elect to commit $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. Funds provided by Anglo American are currently being invested in comprehensive exploration, engineering, environmental and socioeconomic programs toward the future development of the Pebble Project.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in 650 sq. miles of mineral claims in southwest Alaska, USA. Northern Dynasty's principal asset is a 50% interest in the Pebble Partnership, owner of the Pebble Project. The Pebble Project is an advanced-stage initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release. Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.